Exhibit 12.1

THE HERTZ CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS

TO FIXED CHARGES (UNAUDITED)

(in Thousands of Dollars Except Ratios)

	Successor		Predecessor	Successor		Predecessor	Predecessor
	Six Months Ended June 30,			For the periods from			Years Ended December 31,
	2006		2005	December 21, 2005 to December 31, 2005		January 1, 2005 to December 20, 2005	2004	2003	2002	2001

Income (loss) before income taxes and minority interest	$(5,751)		$190,033	$(33,218)		$574,906	$502,552	$237,492	$216,394	$2,723
Interest expense	440,331		228,907	26,812		510,403	408,171	372,924	376,710	413,711
Portion of rent estimated to represent the interest factor	71,144		64,498	4,084		131,449	119,918	118,813	115,879	116,393
Earnings (loss) before income taxes, minority interest and fixed charges	$505,724		$483,438	$(2,322)		$1,216,758	$1,030,641	$729,229	$708,983	$532,827
Interest expense (including capitalized interest)	$443,739		$229,967	$26,939		$513,275	$409,046	$373,522	$377,852	$415,198
Portion of rent estimated to represent the interest factor	71,144		64,498	4,084		131,449	119,918	118,813	115,879	116,393
Fixed charges	$514,883		$294,465	$31,023		$644,724	$528,964	$492,335	$493,731	$531,591
Ratio of earnings to fixed charges	(a	)	1.6	(b	)	1.9	1.9	1.5	1.4	1.0

(a)          Earnings before income taxes, minority interest and fixed charges for the six months ended June 30, 2006 were inadequate to cover fixed charges by $9.2 million.

(b)         Earnings (loss) before income taxes, minority interest and fixed charges for the period from December 21, 2005 to December 31, 2005 were inadequate to cover fixed charges by $33.3 million.